EXHIBIT 12.1

Statements Regarding Computations of Ratio of Earnings to Fixed Charges

(in thousands)

	Quarter ended September 30,	Year ended December 31,
	2007	2006	2005	2004	2003	2002
Net Income (Loss)	($ 2,449)	($51,841)	$2,779	($78,942)	($58,653)	($33,247)
Fixed Charges	11,723	14,507	5,718	2,395	3,017	3,179
Earnings as defined	$ 9,274	($37,334)	$8,497	($76,547)	($55,636)	($30,068)
Fixed Charges:
Interest expense	$10,159	$12,890	$4,254	$ 1,229	$ 1,875	$ 2,041
Amortization of debt issuance costs	199	42	—	—	—	—
Estimated interest component of rent expense	1,365	1,575	1,464	1,166	1,142	1,138
Total fixed charges	$11,723	$14,507	$5,718	$ 2,395	$ 3,017	$ 3,179
Ratio of earnings to fixed charges	N/A	N/A	1.5x	N/A	N/A	N/A